SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

hhgregg, Inc.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

42833L108

(CUSIP Number of Common Stock Underlying Class of Securities)

Dennis L. May

President, Chief Executive Officer

hhgregg, Inc.

4151 East 96th Street

Indianapolis, Indiana 46240

(317) 848-8710

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christina E. Melendi, Esq.

Bingham McCutchen LLP

399 Park Avenue

New York, New York 10022

(212) 705-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,497,971	$2,250.32

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,923,127 shares of common stock, par value $0.0001 per share, of hhgregg, Inc. having an aggregate value of $16,497,971 as of March 27, 2013 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes-Merton option pricing model based on a price per share of common stock of $11.04, the closing price of our common stock as reported on the New York Stock Exchange on March 27, 2013. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,250.32	Filing party: hhgregg, Inc.
Form or Registration No.: Schedule TO	Date filed: April 2, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 to Schedule TO (the “Amendment No. 2”) is the final amendment and supplement to the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on April 2, 2013, as amended and supplemented by Amendment No. 1 to Schedule TO filed on April 17, 2013 relating to an offer (the “Offer”) by hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”), to exchange certain outstanding options to purchase up to an aggregate of 2,923,127 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) that were granted under the hhgregg, Inc. 2007 Equity Incentive Plan (the “Plan”), described in the Offer to Exchange Certain Outstanding Options for New Options, dated April 2, 2013, as amended (the “Offer to Exchange”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 4.	Terms of the Transaction.

The Offer to Exchange expired at 11:59 p.m., Eastern Daylight Savings Time on Tuesday, April 30, 2013. Pursuant to the Offer to Exchange, Eligible Optionees (as defined therein) tendered, and hhgregg accepted for cancellation, Eligible Options (as defined therein) to purchase an aggregate of 898,655 shares of hhgregg’s Common Stock (as defined therein) from 58 participants, representing approximately 30.7% of the total shares of Common Stock underlying options eligible for exchange in the Offer to Exchange. On Wednesday, May 1, 2013, hhgregg granted New Options (as defined in the Offer to Exchange) to Eligible Optionees to purchase an equal number of shares of Common Stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the New Options granted in the Offer to Exchange is $13.56, the closing price of hhgregg’s Common Stock as reported by the New York Stock Exchange on May 1, 2013 (the New Option Grant Date as defined in the Offer to Exchange).

Item 12.	Exhibits.

The Exhibit Index attached to this Amendment No. 2 to Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

HHGREGG, INC.

/s/ Dennis L. May
Name: Dennis L. May
Title: President and Chief Executive Officer

Date: May 2, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated April 2, 2013, as amended April 17, 2013.

(a)(1)(B)*	Summary of Offer to Exchange Certain Outstanding Options for New Options.

(a)(1)(C)*	Electronic Mail to all Eligible Optionees on behalf of Dennis L. May dated April 2, 2013 and April 17, 2013.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Form of Eligible Option Information Sheet.

(a)(1)(F)*	Screen Shots of Offer Website.

(a)(1)(G)*	Confirmation of Receipt of Election Form.

(a)(1)(H)*	Form of Reminder Electronic Mail.

(a)(1)(I)*	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)*	Agreement to Terms of Election.

(a)(1)(K)*	Frequently Asked Questions Sheet.

(b)	Not applicable.

(d)(1)*	The hhgregg, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.20 to the Company’s registration statement on Form S-1, filed with the SEC on April 18, 2007.

(d)(2)*	The Form of hhgregg, Inc. Equity Incentive Plan Option Award, incorporated herein by reference to Exhibit 10.27 to the Company’s annual report on Form 10-K, filed with the SEC on June 3, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

4